EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8, pertaining to the FactSet Research Systems Inc. Stock Option and Award Plan, as Amended and Restated and the FactSet Research Systems Inc. Non-Employee Directors’ Stock Option and Award Plan, as Amended and Restated, of our reports dated October 30, 2017, with respect to the consolidated financial statements and schedule of FactSet Research Systems Inc., and the effectiveness of internal control over financial reporting of FactSet Research Systems Inc., included in its Annual Report on Form 10-K for the year ended August 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut

January 12, 2018